Exhibit 4.1
MONRO MUFFLER BRAKE, INC.
2007 STOCK INCENTIVE PLAN
AMENDMENT No. 1
Dated as of August 9, 2007
               WHEREAS, Monro Muffler Brake, Inc. (the “Company”) maintains the Monro Muffler Brake, Inc. 2007 Stock Incentive Plan (the “Plan”) to secure for the Company and its shareholders the benefits of the incentive inherent in increased common stock ownership by members of the Company’s Board of Directors (the “Board”) and employees of the Company;
               WHEREAS, pursuant to Article 11 of the Plan, the Board may amend the Plan provided that any amendment that would (i) materially increase the aggregate number of shares which may be issued under the Plan, (ii) materially increase the benefits accruing to employees under the Plan, or (iii) materially modify the requirements as to eligibility for participation in the Plan, shall be subject to the approval of the Company’s shareholders;
               WHEREAS, the Board desires to amend the Plan to (i) reduce the aggregate number of shares which may be issued under the Plan and (ii) eliminate the Compensation Committee of the Board’s ability to require, as a condition to a subsequent Award, the return of Awards previously granted under the Plan; and
               WHEREAS, the Board believes that the amendment does not require approval of Monro Muffler Brake, Inc.’s stockholders because the amendment will not (i) materially increase the aggregate number of shares which may be issued under the Plan, (ii) materially increase the benefits accruing to employees under the Plan, or (iii) materially modify the requirements as to eligibility for participation in the Plan;
               NOW, THEREFORE, pursuant to and in exercise of the authority retained by the Board under Article 11 of the Plan, the Plan is hereby amended, effective August 9, 2007, to provide as follows:
1.	The first sentence of Section 2.2 of the Plan is hereby amended by replacing 575,000 with 388,000.

2.	Section 2.3 shall be deleted in its entirety.

3.	The Plan, except as otherwise set forth herein, shall remain in full force and effects in all other respects.
     IN WITNESS WHEREOF, the Board has caused this Amendment to be executed, to be effective as of the day and year first written above.